SIGMA LITHIUM PRODUCED 35,000T LITHIUM CONCENTRATE IN 2Q26, BEAT GUIDANCE, DELIVERING SUCCESSFUL MINING OPERATIONS UPGRADE

HIGHLIGHTS

•	Produced of 35,000t of lithium oxide concentrate in 2Q26, exceeding previous guidance of 33,000t
•	Demonstrates successful execution of the Company’s mining operations upgrade
•	Cleantech industrial operations continue to exceed expectations, achieving 70% recovery of lithium from spodumene ore, delivering approximately 20% yield

•        On track to deliver annualized production of 240,000t for Phase 1

Toronto, July 9, 2026 – Sigma Lithium Corporation (NASDAQ: SGML, TSX-V:SGML BVMF: S2GM34) (“Sigma Lithium” or the “Company”), the largest producer of lithium oxide concentrate in the Americas¹ and dedicated to industrializing sustainable and traceable lithium materials to supply global producers of batteries for energy security, announces that it exceeded by 6% its production guidance for the second quarter of 2026, delivering 35,000 tonnes of high grade lithium concentrate, compared with the previous guidance of 33,000 tonnes.

The production performance was a result of the successful execution by Sigma Lithium of a comprehensive mining upgrade, following a primarization of its mining operations. The Company’s Cleantech Industrial Plant continued to exceed expectations, achieving 70% recovery of lithium from spodumene ore and delivering an approximate 20% yield. During the quarter, the Company reached full operating run-rate from its expanded mining fleet, supported by an optimized mine plan and enhanced operational execution. The upgrade to the mining operations improves operating efficiency and strengthens production reliability, providing greater operational flexibility.

As a result of the primarization, Sigma Lithium’s own mining operations team demonstrated its readiness to deliver the raw materials to support the Company’s industrial growth plans to build a second Cleantech Industrial Plant within 12 months and potentially a third Cleantech Industrial Plant, as indicated in Table 1 below.

Table 1

Production Volumes and Costs per Tonne (US$/t)	Estimated 12 Month Period (Phase 1 Only)	Phases 1 & 2	Phases 1, 2 & 3
Production Volumes	240,000t	520,000t	770,000t
CIF China Cash Cost	(624)/t	(571)/t	(571)/t
Maintenance Capex	(6)/t	(6)/t	(6)/t
Sales and Administrative Expenses	(80)/t	(43)/t	(33)/t
All-In Sustaining Cost¹	(710)/t	(620)/t	(610)/t

Cash Flow Forecasts at Various Realized Lithium Prices (US$ Millions)²
Cash Flow @ US$1,500/t	$130M	$327M	$493M
Cash Flow @ US$2,000/t	$230M	$544M	$814M
Cash Flow @ US$2,500/t	$330M	$761M	$1,135M
(1) Excludes environmental, social and financial expenses. (2) Prices for 6% Li2O content adjusted for Sigma Lithium’s average of 5% Li2O content.

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Sigma Lithium expects to release its full second quarter 2026 financial and operating results on August 14, 2026.

ABOUT SIGMA LITHIUM

Sigma Lithium Corporation (NASDAQ: SGML, TSXV: SGML, BVMF: S2GM34), (“Sigma Lithium” or “the Company”) is the largest producer of lithium oxide concentrate in the Americas¹ and dedicated to industrializing socially and environmentally sustainable lithium materials to supply global producers of batteries for energy security. The Company runs one of the world’s largest lithium production sites—the fifth-largest industrial-mineral complex for lithium oxide concentrate—at its Grota do Cirilo operation in Brazil. Sigma Lithium is at the forefront of environmental and social sustainability in the electric battery materials supply chain. The Company’s Greentech Industrial Plant combines the reuse of 100% of water, zero use of toxic chemicals, zero tailings and the use of 100% renewable electricity. For more than two years Sigma Lithium has not experienced an accident with lost time.

Sigma Lithium currently has a nameplate capacity to produce 270,000 tonnes of lithium oxide concentrate on an annualized basis (approximately 38,000–40,000 tonnes of LCE) at its mine and state-of-the-art Greentech Industrial Plant. The Company plans a Phase 2 and a Phase 3 expansion designed to raise annual production capacity to 520,000 tonnes and 770,000 tonnes, respectively. For more information about Sigma Lithium, visit our website

(1)	USGS.

FOR ADDITIONAL INFORMATION PLEASE CONTACT

Anna Hartley, Vice President of Global Banking and Investor Relations

anna.hartley@sigmalithium.com.br

+44 7866 458 093

Mariana Bengtson, Investor Relations Manager

mariana.bengtson@sigmalithium.com.br

+55 11 9 2144 2750

Sigma Lithium

Sigma Lithium
@sigmalithium
@SigmaLithium

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FORWARD-LOOKING STATEMENTS

This news release includes certain “forward-looking information” under applicable Canadian and U.S. securities legislation, including but not limited to statements relating to timing and costs related to the general business and operational outlook of the Company, the environmental footprint of tailings and positive ecosystem impact relating thereto, donation and upcycling of tailings, timing and quantities relating to tailings and Green Lithium, achievements and projections relating to the Zero Tailings strategy, achievement of ramp-up volumes, production estimates and the operational status of the Grota do Cirilo Project, and other forward-looking information. All statements that address future plans, activities, events, estimates, expectations, or developments that the Company believes, expects, or anticipates will or may occur is forward-looking information, including statements regarding the potential development of mineral resources and mineral reserves which may or may not occur. Forward-looking information contained herein is based on certain assumptions regarding, among other things: general economic and political conditions; the stable and supportive legislative, regulatory and community environment in Brazil; demand for lithium, including that such demand is supported by growth in the electric vehicle market; the Company’s market position and future financial and operating performance; the Company’s estimates of mineral resources and mineral reserves, including whether mineral resources will ever be developed into mineral reserves; and the Company’s ability to operate its mineral projects including that the Company will not experience any materials or equipment shortages, any labor or service provider outages or delays or any technical issues. Although management believes that the assumptions and expectations reflected in the forward-looking information are reasonable, there can be no assurance that these assumptions and expectations will prove to be correct. Forward-looking information inherently involves and is subject to risks and uncertainties, including but not limited to that the market prices for lithium may not remain at current levels; and the market for electric vehicles and other large format batteries currently has limited market share and no assurances can be given for the rate at which this market will develop, if at all, which could affect the success of the Company and its ability to develop lithium operations. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company disclaims any intention or obligation to update or revise any forward-looking information, whether because of new information, future events or otherwise, except as required by law. For more information on the risks, uncertainties and assumptions that could cause our actual results to differ from current expectations, please refer to the current annual information form of the Company and other public filings available under the Company’s profile at www.sedarplus.com.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

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